1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

May 16, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)
File Nos. 333-155395; 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 472 (“PEA 472”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 474 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 2, 2022. PEA 472 was filed, in part, to register shares of PIMCO Senior Loan Active Exchange-Trade Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 472. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: In footnote 2 to the fee table, confirm that the date to be inserted into the brackets will be at least one year from the effective date of the prospectus. Instruction 3(e) to Item 3 of Form N-1A.

Response: Confirmed.

Comment 2: Confirm that the contractual waiver referenced in footnote 2 in the fee table will be filed as an exhibit to the registration statement.

Response: Confirmed.

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Comment 3: In the last sentence of footnote 2 to the fee table, please replace “Expense Limit” with “Expense Limit in effect at the time of waiver or at the time of recoupment.”

Response: Footnote 2 to the fee table has been revised as follows:

Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided that organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees, plus recoupment, do not exceed the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit).

Comment 4: In the “Fees and Expenses – Example” section of the summary section of the Prospectus, consider adding the words “hold or” as follows: “The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then hold or sell all of your shares at the end of those periods.”

Response: Comment accepted.

Comment 5: In the “Principal Strategies” section of the summary portion of the Prospectus, please revise the definition of Senior Loans to state that only first and second lien loans are considered to be Senior Loans for purposes of the Fund’s 80% names rule policy.

Response: The Fund currently intends to count only first and second lien loans as Senior Loans for purposes of the Fund’s 80% names rule policy. As stated in the Prospectus, the Fund may count direct investment in Senior Loans, as well as forwards or derivatives on Senior Loans, towards the Fund’s compliance with its 80% names rule policy.

Comment 6: In the “Principal Strategies” section of the summary portion of the Prospectus, please disclose that only first and second tranches of CLOs will be counted as Senior Loans for purposes of the Fund’s 80% names rule policy.

Response: The Fund does not currently intend to count CLOs as Senior Loans for purposes of its 80% names rule policy.

Comment 7: If the Fund will sell credit default swaps, please include corresponding disclosure in the “Principal Strategies” section of the summary portion of the Prospectus and disclose corresponding risks in the “Principal Risks” section.

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Response: The Fund may sell credit default swaps; however, the Fund does not currently expect that such activity will constitute a principal strategy of the Fund. Accordingly, the Registrant has not added disclosure in connection with this comment. The Registrant notes that the SAI includes disclosure regarding selling credit default swaps in the “Derivative Instruments—Swap Agreements and Options on Swap Agreements” section, including the following paragraph regarding the risks associated with credit default swap agreements sold by the Fund:

Credit default swap agreements sold by a Fund may involve greater risks than if a Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk (with respect to OTC credit default swaps) and credit risk. A Fund will enter into uncleared credit default swap agreements only with counterparties that meet certain standards of creditworthiness. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. In addition, there may be disputes between the buyer and seller of a credit default swap agreement or within the swaps market as a whole as to whether a credit event has occurred or what the payment should be. Such disputes could result in litigation or other delays, and the outcome could be adverse for the buyer or seller. The Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). Under current regulatory requirements, in connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO or enter into certain offsetting positions, with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis. Under current regulatory requirements, in connection with credit default swaps in which a Fund is the seller, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Such segregation or “earmarking” will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will limit any potential leveraging of the Fund’s portfolio. Such segregation or “earmarking” will not limit the Fund’s exposure to loss.

The Registrant believes that the current disclosure regarding credit default swaps is sufficient.

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Comment 8: In the “Principal Risks – Market Trading Risk” section of the summary portion of the Prospectus, consider disclosing that, in times of market stress, authorized participants may step away from their roles in executing purchase or redemption orders, which could lead to wider bid/ask spreads and variance between the market price of ETF shares and the underlying value of those shares.

Response: The Registrant believes that the current disclosure is adequate. The Registrant notes that the “Description of Principal Risks—Market Trading Risk” section of the Prospectus includes the following disclosure:

Decisions by market makers or Authorized Participants to reduce their role or “step away” from these activities in times of market stress may inhibit the effectiveness of the creation/redemption process in maintaining the relationship between the underlying value of the Fund’s holdings and the Fund’s NAV. Such reduced effectiveness could result in the Fund’s shares trading at a discount to its NAV and also in greater than normal intraday bid/ask spreads for the Fund’s shares.

Comment 9: To the extent the Fund will invest in covenant lite loans as part of the Fund’s principal strategies, please include appropriate disclosure in the “Principal Strategies” section of the summary section of the Prospectus.

Response: The Registrant believes that the current disclosure is adequate. The Registrant does not currently expect investment in covenant lite loans to constitute a principal strategy of the Fund; however, investments in covenant lite loans may contribute to Senior Loan Risk.

Comment 10: In the “Principal Risks – Liquidity Risk” section of the summary portion of the Prospectus, please disclose that loans may take longer than 7 days to settle. Please also disclose any liquidity risks associated with investing in shares of the Fund, such as the risk that, in stressed market conditions, the market for the Fund’s shares could become less liquid.

Response: The Registrant respectfully notes that the following disclosure in the “Description of Principal Risks – Senior Loan Risk” section of the Fund’s prospectus says the following:

Senior loans may have extended trade settlement periods, including settlement periods of greater than 7 days, which may result in cash not being immediately available to the Fund.

In addition, the Registrant notes that the “Description of Principal Risks – Market Trading Risk” section of the Fund’s prospectus says the following:

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The Fund is subject to secondary market trading risks. Shares of the Fund are listed for trading on an exchange, however, there can be no guarantee that an active trading market for such shares will develop or continue. […]

Shares of the Fund may trade on an exchange at prices at, above or below their most recent NAV, which could result in an investor buying shares of the Fund at a higher price than the Fund’s NAV or selling shares of the Fund at a lower price than the Fund’s NAV. The market prices of Fund shares will fluctuate, sometimes rapidly and materially, in response to changes in the Fund’s NAV, the value of Fund holdings and supply and demand for Fund shares. Although the creation/redemption feature of the Funds generally makes it more likely that Fund shares will trade close to NAV, market volatility, lack of an active trading market for Fund shares, disruptions at market participants (such as Authorized Participants or market makers) and any disruptions in the ordinary functioning of the creation/redemption process may result in Fund shares trading significantly above (at a “premium”) or below (at a “discount”) NAV. Additionally, to the extent the Fund holds securities traded in markets that close at a different time from the Fund’s listing exchange, liquidity in such securities may be reduced after the applicable closing times, and during the time when the Fund’s listing exchange is open but after the applicable market closing, fixing or settlement times, bid/ask spreads and the resulting premium or discount to the Fund’s shares’ NAV may widen. You may be unable to sell your shares or may incur significant losses if you transact in Fund shares in these and other circumstances. Neither PIMCO nor the Trust can predict whether Fund shares will trade above, below or at NAV. The Fund’s investment results are based on the Fund’s daily NAV. Investors transacting in Fund shares in the secondary market, where market prices may differ from NAV, may experience investment results that differ from results based on the Fund’s daily NAV. There are various methods by which investors can purchase and sell shares and various orders that may be placed. Investors should consult their financial intermediary before purchasing or selling shares of the Funds.

The Registrant believes that the disclosure adequately addresses the risks noted in the comment.

Comment 11: In the “Principal Risks – Equity Risk” section of the summary portion of the Prospectus, consider tailoring the disclosure to discuss the risks of preferred securities to align with the disclosure in the “Principal Strategies” section of the summary portion of the Prospectus.

Response: The Registrant believes that the current disclosure is adequate. The “Equity Risk” disclosure applies to “equity or equity-related securities,” which the Registrant believes includes preferred securities. The Registrant does not consider other types of equity securities to be part of

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the Fund’s principal strategies, but such instruments may contribute to equity risk. The Description of Principal Risks – Equity Risk section makes clear that such risk relates to preferred securities.

Comment 12: “Emerging Markets Risk” is included as a principal risk for the Fund. Please add corresponding disclosure to the “Principal Strategies” section of the summary portion of the Prospectus.

Response: The Registrant has removed Emerging Markets Risk as a principal risk of the Fund. Accordingly, the Registrant has not added disclosure to the “Principal Strategies” section in connection with this comment.

Comment 13: In the “Principal Risks – Leveraging Risk” section, the Fund references reverse repurchase agreements and loans of portfolio securities but does not include corresponding disclosure in the Principal Investment Strategies. If reverse repurchase agreements and loans of portfolio securities are not part of the Fund’s principal strategies, please tailor the risk factor to only reference the types of leverage the Fund will principally engage in.

Response: The Registrant believes that the current disclosure is adequate. The Registrant does not consider reverse repurchase agreements or loans of portfolio securities to be part of the Fund’s principal investment strategies, but notes that such reverse repurchase agreements and loans may contribute to leveraging risk.

Comment 14: Consider moving the first three paragraphs of the “Summary Information About the Fund” out of the summary portion of the Prospectus. See General Instruction C.3.b of Form N-1A. However, confirm that any information in this section responsive to Form N-1A Item 6(c)(4) is retained in the summary portion of the Prospectus.

Response: Comment accepted. The Registrant will move the entire section called “Summary Information About the Fund” out of the summary portion of the Prospectus. The following disclosure that is responsive to Form N-1A Item 6(c)(4) will remain in the “Purchase and Sale of Fund Shares” section of the summary portion of the Prospectus:

Recent information, including information about the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is included on the Fund’s website at https://www.pimco.com/en-us/investments/etf.

Comment 15: In the “Description of Principal Risks – Senior Loan Risk” section of the Prospectus, consider disclosing that loans may not be securities and that investments in loans may not be subject to the protections of the federal securities laws.

Anu Dubey May 16, 2022 Page 7

Response: Comment accepted. The Registrant will add the disclosure sentence to the “Description of Principal Risks – Senior Loan Risk” section:

Senior loans may not be considered securities under the federal securities laws. In such circumstances, fewer legal protections may be available with respect to the Fund’s investment in senior loans.

Comment 16: Update the last paragraph of page 11 of the Prospectus to disclose that the Fund will be required to comply with Rule 18f-4 under the 1940 Act by August 2022.

Response: Comment accepted. The Registrant has revised the paragraph as follows (new language bold and underlined):

The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives, or may otherwise adversely affect the value or performance of derivatives. Any such adverse future developments could impair the effectiveness or raise the costs of the Fund’s derivative transactions, impede the employment of the Fund’s derivatives strategies, or adversely affect the Fund’s performance. For instance, in October 2020, the SEC adopted a final rule related to the use of derivatives, short sales, reverse repurchase agreements and certain other transactions by registered investment companies. As the Fund comes into compliance with the final rule, its approach to asset segregation and coverage requirements and treatment of certain transactions described herein will be impacted. In connection with the final rule, the SEC and its staff will rescind and withdraw applicable guidance and relief regarding asset segregation and coverage transactions reflected in the Fund’s asset segregation and cover practices discussed herein. Subject to certain exceptions, and after an eighteen-month transition period ending August 19, 2022, the final rule requires the Fund to trade derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions) subject to value-at-risk leverage limits and certain derivatives risk management program and reporting requirements. These requirements may limit the ability of the Fund to invest in derivatives, short sales, reverse repurchase agreements and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect the Fund’s performance, efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objectives and may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

Anu Dubey May 16, 2022 Page 8

Comment 17: The “Buying and Selling Shares” section of the Prospectus states the following:

Section 12(d)(1) of the 1940 Act restricts investments by registered investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in the securities of other investment companies. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1), subject to certain terms and conditions set forth in an SEC exemptive order issued to PIMCO and the Trust, including that such investment companies enter into an agreement with the Trust.

Please revise as appropriate to reflect the adoption of Rule 12d1-4 under the 1940 Act.

Response: Comment accepted. The disclosure has been revised as follows (new language bold and underlined):

Section 12(d)(1) of the 1940 Act restricts investments by registered investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in the securities of other investment companies. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1), subject to the conditions of applicable SEC rules. ~~certain terms and conditions set forth in an SEC exemptive order issued to PIMCO and the Trust, including that such investment companies enter into an agreement with the Trust~~

Comment 18: Please address the following two comments related to the Registrant’s Declaration of Trust (“Declaration of Trust”). See Section 14 of the Securities Act of 1933, as amended, Section 29(a) of the Securities and Exchange Act of 1934, as amended, and Section 47(a) of the 1940 Act.

(a)    Please include in the Prospectus a brief description of Section 2 of Article VIII of the Declaration of Trust. Please also include in the Prospectus a statement that such Section 2 of Article VIII does not apply to claims arising under the federal securities laws.

(b)    Please include in the Prospectus a brief description of Section 7(b)(vii) of Article VIII of the Declaration of Trust. Please also include in the Prospectus a statement that such Section 7(b)(vii) does not apply to duties, including applicable state law fiduciary duties of loyalty and care, and liabilities of trustees with respect to matters arising under the federal securities laws.

Response: The Registrant is not aware of any requirement pursuant to Form N-1A to include the requested disclosure in the Fund’s prospectus. Accordingly, the Registrant respectfully declines to revise the prospectus in response to this comment.

Anu Dubey May 16, 2022 Page 9

Comment 19: In the “Investment Restrictions – Non-Fundamental Investment Restrictions” section of the SAI, the paragraph immediately following (D)(4) includes several cross references to “Non-Fundamental Investment Restriction (D)(2)-(3).” Please revise such cross references to instead reference “(D)(2)-(4).”

Response: Comment accepted.

Comment 20: The “Investment Restrictions” section of the SAI states:

The Funds interpret their policy with respect to concentration in a particular industry under Fundamental Investment Restriction 1, above, to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as certain derivatives, that may properly be assigned to a particular industry, as defined by the Trust. For purposes of this restriction, a foreign government is considered to be an industry. Currency positions are not considered to be an investment in a foreign government for industry concentration purposes. Mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities are not subject to the Funds’ industry concentration restrictions, by virtue of the exclusion from that test available to all U.S. Government securities. Similarly, Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.

Please revise the disclosure to note that the Funds consider the portfolio holdings of all underlying funds in which they invest for purposes of the Funds’ concentration policies.

Response: The Registrant respectfully declines to make the change requested by the Staff at this time. The Funds do not treat other investment companies as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance.1 Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As the Registrant believes its position is reasonable, and therefore consistent with SEC guidance on industry classification, the Registrant believes the disclosure is appropriate as is. To the extent a fund of funds makes direct investments in securities and instruments not issued by other investment

[1]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

Anu Dubey May 16, 2022 Page 10

companies, the fund of funds will consider the industries to which such direct investments belong for purposes of applying the fund of funds’ concentration policy. Also, to the extent an affiliated underlying fund has adopted a policy to concentrate in a particular industry, the fund of funds will take such policy into account to the extent they invest in such affiliated underlying fund. By taking into consideration such concentration policies, the funds effectively “consider” the holdings of such underlying funds. However, the funds of funds do not look through to the holdings of underlying funds for purposes of the funds of funds’ concentration policy.

Comment 21: The “Acceptance of Creation Orders” section of the SAI states:

The Trust and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect of a Fund, for example if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of such Fund; (iii) the Fund Deposit delivered is not as disseminated through the facilities of the NSCC for that date by PIMCO, as described above; (iv) acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or PIMCO, have an adverse effect on the Trust or the rights of beneficial owners of such Fund; (vii) the value of Creation Units to be created exceeds a purchase authorization limit afforded to the Authorized Participant by the Trust and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the Custodian prior to 3:00 p.m. Eastern time, on the Transmittal Date; or (viii) in the event that circumstances outside the control of the Trust, the Transfer Agent, the Distributor or PIMCO make it, for all practical purposes, impossible to process creation orders. (emphasis added)

Please revise the italicized disclosure above to instead state, “The Trust reserves the right to reject a creation order transmitted to it by the Distributor for any legally permissible reason, if:”. In addition, please delete items (iv) and (vi) from the list in the paragraph above.

Response: The Registrant respectfully submits that the 1940 Act does not obligate the Fund to accept a particular creation order. The SEC has acknowledged this principle. See, e.g., Investment Company Swing Pricing, 81 Fed. Reg. 82084, 82128 (Nov. 18, 2016) (“we note that unlike redemptions, funds may reserve the right to decline purchase requests”); Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holding, 69 Fed. Reg. 22299, 22302 (Apr. 23, 2004) (stating that “a fund may reserve the right to reject a purchase or exchange request for any reason, provided that it discloses this policy in its prospectus.”); see also Exchange-Traded Funds, 83 Fed. Reg. 37332, 37349 (July 31, 2018) (“we believe an ETF generally may suspend the

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issuance of creation units only for a limited time and only due to extraordinary circumstances . . . .”). The referenced disclosure, combined with other disclosure in the Fund’s registration statement, alerts prospective investors of the right of the Registrant to reject a particular creation order consistent with this principle; it is not intended to address a scenario where an ETF suspends all creation orders indefinitely. Importantly, the Registrant does not expect that the Fund would ever suspend all creation orders indefinitely.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC
Timothy A. Bekkers, Pacific Investment Management Company LLC
Sonia E. Bui, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP